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PROSPECTUS SUPPLEMENT (To Prospectus dated January 9, 2003)	FILED PURSUANT TO RULE 424(b)(5) SEC FILE NO. 333-37920

4,000,000 Shares

Depositary Shares
Each Representing 1/10th of a 6.625% Series J
Cumulative Redeemable Preferred Share
(Par Value $0.01 Per Share)
(Liquidation Preference Equivalent to $25.00 Per Depositary Share)

        We are a self-administered and self-managed real estate investment trust. We are offering and selling our depositary shares, each of which represents a 1/10th interest in a Series J Preferred Share, which we have deposited with American Stock Transfer & Trust Company, as depositary. We will receive the proceeds from the sale of the depositary shares. As a holder of a depositary share, you will be entitled to proportional rights and preferences as if you held 1/10th of a Series J Preferred Share.

        Distributions on the Series J Preferred Shares represented by the depositary shares will be cumulative from the date of original issue and payable quarterly, beginning on or about December 1, 2003, at the rate of 6.625% of the liquidation preference per annum, or $16.5625 per Series J Preferred Share (equal to $1.65625 per annum per depositary share).

        The Series J Preferred Shares and the depositary shares representing the Series J Preferred Shares are not redeemable until August 25, 2008, after which date we may redeem such shares at a redemption price of $250.00 per Series J Preferred Share (equal to $25.00 per depositary share), plus any accrued and unpaid dividends through the date of redemption. The Series J Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed.

        We intend to file an application to list the depositary shares on the New York Stock Exchange.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Depositary Share	Total
Public offering price	$25.00	$100,000,000
Underwriting discount	$.7875	$3,150,000
Proceeds, before expenses, to us	$24.2125	$96,850,000

        The underwriters may also purchase up to an additional 600,000 depositary shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

        The underwriters expect to deliver the depositary shares in book-entry form through the facilities of The Depository Trust Company on or about August 25, 2003, against payment therefor in immediately available funds.

Joint Book-Running Managers

Merrill Lynch & Co.	Morgan Stanley
A.G. Edwards & Sons, Inc.
Deutsche Bank Securities
Wachovia Securities

The date of this prospectus supplement is July 24, 2003.

TABLE OF CONTENTS

Prospectus Supplement

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates on the front of this prospectus supplement or the accompanying prospectus.

        Duke Realty Corporation is an Indiana corporation. Our principal offices are located at 600 East 96th Street, Suite 100, Indianapolis, IN 46240 and our telephone number at that address is (317) 808-6000. Our website is located at http://www.dukerealty.com. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus.

        All references to "Duke" in this prospectus supplement mean Duke Realty Corporation and all entities owned or controlled by Duke Realty Corporation, except where it is made clear that the term means only Duke Realty Corporation.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus includes and incorporates by reference forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

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  Our anticipated future acquisition and development strategies;

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  Tax risks, including our continued qualification as a real estate investment trust;

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  The limited geographic diversification of our real estate portfolio; and

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  General real estate investment risks, including local market conditions and rental rates, competition for tenants, tenant defaults, possible environmental liabilities and financing risks.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement and discussed in or incorporated by reference in the accompanying prospectus may not occur.

        The following information may not contain all the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus, as well as the documents incorporated by reference in the prospectus before making an investment decision. Unless indicated otherwise, the information contained in this prospectus supplement is presented as of March 31, 2003.

DUKE REALTY CORPORATION

        We are a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a related entity in 1972. As of March 31, 2003, we:

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  Owned 924 industrial, office and retail properties (including properties under development), consisting of nearly 109 million square feet located in 12 states; and

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  Owned or controlled more than 4,000 acres of land with an estimated future development potential of more than 62 million square feet of industrial, office and retail properties.

        We provide the following services for our properties and for certain properties owned by third parties:

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  leasing;

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  management;

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  construction;

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  development; and

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  other tenant-related services.

        We are one of the largest real estate companies in the United States with a concentration of operations in the Midwest and the Southeast. We believe that the Midwest and the Southeast complement each other and together offer relatively strong and stable economies compared to other regions of the United States and provide significant growth potential as a result of their established manufacturing base, skilled work force and moderate labor costs.

        We directly or indirectly hold all of the interests in our properties and land and conduct all of our operations through Duke Realty Limited Partnership, which we refer to as the "Operating Partnership." We control the Operating Partnership as its sole general partner and owned, as of March 31, 2003, approximately 90% of the Operating Partnership's common units. Holders of common units in the Operating Partnership (other than us) may exchange them for our common stock on a one for one basis. When common units are exchanged for common stock, our percentage interest in the Operating Partnership increases.

        Our properties have a diverse and stable base of more than 4,000 tenants. Many of the tenants are Fortune 500 companies and engage in a wide variety of businesses, including manufacturing, retailing, wholesale trade, distribution, and professional services. No single tenant accounts for more than 2% of our total gross effective rent (computed using the average annual rental property revenue over the terms of the respective leases including landlord operating expense allowances but excluding additional rent due as operating expense reimbursements).

RECENT DEVELOPMENTS

        Broadband Office, Inc. and the Official Committee of Unsecured Creditors of Broadband Office, Inc. recently filed a complaint against a group of real estate investment trusts and real estate operating companies and certain affiliated entities and individuals in connection with the formation and management of Broadband Office. Among the defendants are Duke Realty Corporation, Duke Realty Limited Partnership and Mr. Dennis Oklak, one of our executive officers. The complaint alleges various breaches of purported fiduciary duties by the defendants, seeks recharacterization or equitable subordination of debt, seeks recovery of alleged avoidable transfers, appears to seek to hold them liable for, among other things, the debt of Broadband Office under alter-ego, veil-piercing and partnership theories, and seeks other relief under other theories. The complaint seeks aggregate damages in excess of $300 million from all of the defendants. We believe that we have meritorious defenses to the plaintiffs' allegations and intend to vigorously defend this litigation. Due to the inherent uncertainties of the litigation process and the judicial system, we are not able to predict the outcome of this litigation. If this litigation is not resolved in our favor, it could have a material adverse effect on our business, financial condition and results of operations.

USE OF PROCEEDS

        We expect to receive net proceeds from the sale of the depositary shares of approximately $96.7 million, after deducting commissions, discounts and offering expenses and assuming the underwriters do not exercise their over-allotment option. We intend to use the net proceeds to reduce the outstanding balance on our unsecured line of credit, repurchase or redeem other outstanding preferred stock and for general corporate purposes. Our unsecured line of credit had an aggregate of $285 million outstanding as of June 30, 2003, bearing interest at LIBOR plus .65%, and matures in February 2004.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        Our ratios of earnings to fixed charges was 2.58x for the year ended December 31, 2002 and 2.06x for the three months ended March 31, 2003. Our ratio of earnings to combined fixed charges and preferred stock dividends was 1.92x for the year ended December 31, 2002 and 1.64x for the three months ended March 31, 2003. For purposes of computing these ratios, earnings have been calculated by adding fixed charges, excluding capitalized interest, to income (loss) before gains or losses on property sales. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

        For information on the ratios of earnings to fixed charges for prior years, see "Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends" in the accompanying prospectus.

DESCRIPTION OF THE SERIES J PREFERRED SHARES
AND DEPOSITARY SHARES

        This description of the particular terms of the Series J Preferred Shares and the depositary shares supplements, and to the extent inconsistent replaces, the description of the general terms and provisions of the Preferred Stock and Depositary Shares set forth in the accompanying prospectus, which you should consult for further information.

General

        We are authorized to issue up to 5,000,000 preferred shares, $.01 par value per share, in one or more series, with such designations, powers, preferences, rights, qualifications, limitations or restrictions as Indiana law and our board of directors may determine by adoption of an applicable amendment to our Amended and Restated Articles of Incorporation, without any further vote or action by our shareholders. See "Description of Preferred Stock—Terms" in the accompanying prospectus.

        Prior to the completion of the offering, we will adopt an amendment specifying a series of preferred shares consisting of up to 460,000 shares, designated 6.625% Series J Cumulative Redeemable Preferred Shares. The following summary of the terms and provisions of the Series J Preferred Shares is not complete and is qualified in its entirety by reference to the pertinent sections of the amendment designating the Series J Preferred Shares, which is available from us.

        The transfer agent, registrar and dividends disbursing agent for the Series J Preferred Shares will be American Stock Transfer & Trust Company.

        Each depositary share represents a 1/10 fractional interest in a Series J Preferred Share. The Series J Preferred Shares will be deposited with American Stock Transfer & Trust Company, as depositary, under a deposit agreement that we will enter into with the depositary. The depositary will issue depositary receipts that will evidence the depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary receipt evidencing a depositary share will be entitled to all the rights and preferences of a 1/10 fractional interest in a Series J Preferred Share (including distribution, voting, redemption and liquidation rights and preferences). See "Description of Depositary Shares" in the accompanying prospectus.

        We intend to file an application to list the depositary shares on the New York Stock Exchange. If the application is approved, trading of the depositary shares on the New York Stock Exchange is expected to begin within a 30-day period after the date of initial delivery of the depositary shares. See "Underwriting." The Series J Preferred Shares will not be listed, and we do not expect that there will be any trading market for the Series J Preferred Shares except as represented by depositary shares.

Ranking

        The Series J Preferred Shares will rank senior to our common stock, and equally with all other outstanding preferred stock, with respect to payment of distributions or amounts upon our liquidation, dissolution or winding up.

Distributions

        Holders of the Series J Preferred Shares will be entitled to receive, when and as authorized by our board of directors, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of 6.625% of the liquidation preference per annum (equivalent to $1.65625 per annum per depositary share). Distributions on the Series J Preferred Shares represented by the depositary shares will accrue and be cumulative from the date of original issue and will be payable quarterly in arrears on the last calendar day of each February, May, August and November or, if not a business day, the next business day. The first distribution on the Series J Preferred Shares represented by the depositary shares, which will be paid on or about December 1, 2003, will be for more than a full quarter. That distribution and any distribution payable on the Series J Preferred Shares for any other partial distribution period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay distributions to holders of record as they appear in our share records at the close of business on the applicable record date designated by our board of directors for the payment of distributions that is not more than 30 nor less than 10 days prior to such distribution payment date.

        No distributions on the Series J Preferred Shares will be authorized by our board of directors or be paid or set apart for payment at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach of or a default under such agreement, or if such authorization or payment is restricted or prohibited by law. Covenants in our revolving credit agreement provide generally that we may not pay distributions in excess of 90% of Funds From Operations in any Fiscal Year, all as defined in the particular agreement, but such covenants permit us, upon certain circumstances, to pay distributions in an amount necessary to maintain our qualification as a REIT. We do not believe that this provision has had or will have any adverse impact on our ability to pay distributions in respect of the Series J Preferred Shares or in the normal course of business to our shareholders in amounts necessary to maintain our qualification as a REIT.

        Notwithstanding the foregoing, distributions on the Series J Preferred Shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized. Accrued but unpaid distributions on the Series J Preferred Shares will not bear interest, and holders of the Series J Preferred Shares will not be entitled to any distributions in excess of full cumulative distributions as described above. See "Description of Preferred Stock—Dividends" in the accompanying prospectus.

        The Operating Partnership will be required to make all required distributions on the Series J Preferred Units (which will mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount on the Series J Preferred Shares) prior to any distribution of cash or assets to the holders of non-preferred units, except for distributions required to enable us to maintain our qualification as a REIT.

        Any distribution payment made on the Series J Preferred Shares will first be credited against the earliest accrued but unpaid distribution due with respect to such shares which remains payable.

        If, for any taxable year, we elect to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code), any portion of the dividends paid or made available for the year to holders of all classes of shares, then the portion of the dividends so designated that is allocable to the holders of Series J Preferred Shares will be the amount that the total dividends paid or made available to the holders of the Series J Preferred Shares for the year bears to the total dividends paid or made available for the year to holders of all classes of shares.

Liquidation Rights

        In the event of any liquidation, dissolution or winding up of our affairs, the holders of the Series J Preferred Shares are entitled to be paid out of our assets legally available for distribution to our shareholders liquidating distributions in cash or property at its fair market value as determined by our board of directors in the amount of a liquidation preference of $250.00 per share (equivalent to $25.00 per depositary share), plus an amount equal to any accrued and unpaid distributions to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of common stock or any other capital shares that rank junior to the Series J Preferred Shares as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series J Preferred Shares will have no right or claim to any of our remaining assets. If we consolidate or merge with or into any other entity or we sell, lease, transfer or convey all or substantially all of our property or business, we will not be deemed to have liquidated, dissolved or wound up. For further information regarding the rights of the holders of the Series J Preferred Shares and related depositary shares upon our liquidation, dissolution or winding, see "Description of Preferred Stock—Liquidation Preference" and "Description of Depositary Shares—Liquidation Preference" in the accompanying prospectus.

Redemption By Duke

        The Series J Preferred Shares are not redeemable prior to August 25, 2008. On and after August 25, 2008, at our option upon not less than 30 nor more than 60 days' written notice, we may redeem the Series J Preferred Shares (and the depositary will redeem the number of depositary shares representing the Series J Preferred Shares so redeemed upon not less than 30 days' written notice to their holders), in whole or in part, at any time or from time to time, at a redemption price of $250.00 per share (equivalent to $25.00 per depositary share), plus all accrued and unpaid distributions thereon to the date fixed for redemption (except as provided below), without interest, to the extent we have funds legally available. Holders of depositary receipts evidencing depositary shares to be redeemed shall surrender such depositary receipts at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid distributions payable upon such redemption following such surrender. If notice of redemption of any depositary shares has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any depositary shares so called for redemption, then from and after the redemption date distributions will cease to accrue on such depositary shares, such depositary shares will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method we determine to use. See "Description of Preferred Stock—Redemption" in the accompanying prospectus.

        We will give notice of redemption by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days' prior to the redemption date. A similar notice furnished by us will be mailed by the depositary, postage prepaid, not less than 30 nor more than 60 days' prior to the redemption date, addressed to the respective holders of record of the depositary receipts evidencing the depositary shares to be redeemed at their respective addresses as they appear on the share transfer records of the depositary. A failure to give such notice or any defect in the notice or in its mailing will not affect the validity of the proceedings for the redemption of any Series J Preferred Shares or depositary shares except as to the holder to whom notice was defective or not given. Each notice shall state:

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  the redemption date;

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  the redemption price;

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  the number of Series J Preferred Shares to be redeemed (and the corresponding number of depositary shares);

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  the place or places where the depositary receipts evidencing the depositary shares are to be surrendered for payment of the redemption price; and

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  that distributions on the shares to be redeemed will cease to accrue on such redemption date.

If fewer than all the depositary shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of depositary shares to be redeemed from such holder.

        The holders of depositary receipts at the close of business on a distribution record date will be entitled to receive the distribution payable with respect to the depositary shares evidenced by such depositary receipts on the corresponding distribution payment date notwithstanding the redemption of the depositary shares between such distribution record date and the corresponding distribution payment date or our default in the payment of the distribution due. Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series J Preferred Shares or depositary shares to be redeemed.

        The Series J Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "Restrictions on Transfer" below).

Voting Rights

        Holders of Series J Preferred Shares will not have any voting rights, except as set forth below or as otherwise required by law.

        In any matter in which the Series J Preferred Shares are entitled to vote (as described herein or as may be required by law), including any action by written consent, each Series J Preferred Share will be entitled to 10 votes, each of which 10 votes may be directed separately by the holder thereof (or by any proxy or proxies of such holder). The holder of each Series J Preferred Share may designate up to 10 proxies, with each such proxy having the right to vote a whole number of votes (totaling 10 votes per Series J Preferred Share). As a result, each depositary share will be entitled to one vote.

        If distributions on the Series J Preferred Shares are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of the depositary shares representing the Series J Preferred Shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on our board of directors until all distribution arrearages have been paid. For further information regarding the voting rights of the holders of the Series J Preferred Shares and related depositary shares, see "Description of Preferred Stock—Voting Rights" and "Description of Depositary Shares—Voting of the Preferred Stock" in the accompanying prospectus.

Conversion Rights

        The Series J Preferred Shares are not convertible into or exchangeable for any other property or securities of Duke.

Restrictions On Transfer

        For information regarding restrictions on transfer of the Series J Preferred Shares and related depositary shares, see "Description of Preferred Stock— Restrictions on Ownership" in the accompanying prospectus.

Book-Entry Only Issuance—The Depository Trust Company

        The depositary shares will be represented by one global security that will be deposited with and registered in the name of The Depository Trust Company ("DTC") or its nominee. This means that we will not issue certificates to you for the shares. One global security will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the shares. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees, and their successors may transfer a global security as a whole to one another. Beneficial interests in the global security will be shown on, and transfers of the global security will be made only through, records maintained by DTC and its participants.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (direct participants) deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participant's accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

        DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

        DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

        When you purchase shares through the DTC system, the purchases must be made by or through a direct participant, who will receive credit for the shares on DTC's records. Since you actually own the shares, you are the beneficial owner and your ownership interest will only be recorded on the direct (or indirect) participants' records. DTC has no knowledge of your individual ownership of the depositary shares. DTC's records only show the identity of the direct participants and the amount of the shares held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You will receive these from your direct (or indirect) participant. Thus the direct (or indirect) participants are responsible for keeping accurate account of the holdings of their customers like you.

        We will wire dividend payments to DTC's nominee and we will treat DTC's nominee as the owner of the global security for all purposes. Accordingly, we will have no direct responsibility or liability to pay amounts due on the global security to you or any other beneficial owners in the global security.

        Any redemption notices will be sent by us directly to DTC, who will in turn inform the direct participants, who will then contact you as a beneficial holder.

        It is DTC's current practice, upon receipt of any payment of dividends or liquidation amount, to credit direct participants's accounts on the payment date based on their holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with preferred securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be based on the customary practices between the participants and owners of beneficial interests, as is the case with the shares held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC or us.

        Depositary shares represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

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  DTC is unwilling or unable to continue as depositary or if DTC ceases to be clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

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  We determine not to require all of the depositary shares to be represented by a global security.

If the book-entry-only system is discontinued, the transfer agent will keep the registration books for the depositary shares at its corporate office.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion supplements and updates the discussion of material Federal income tax consequences applicable to distributions to shareholders and our election to be taxed as a REIT under the caption "Federal Income Tax Considerations" in the accompanying prospectus. Such discussion is based upon current law. The discussion does not address all tax considerations applicable to prospective investors, nor does the discussion give a detailed description of any state, local, or foreign tax considerations. This discussion does not describe all of the aspects of Federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the Federal income tax laws.

        Each prospective purchaser is advised to consult with his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and sale of depositary shares representing Series J Preferred Stock, including the Federal, state and local tax consequences of such purchase, ownership, sale and election and of potential changes in applicable tax laws.

        We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with our taxable year ended December 31, 1986. We believe we have been organized and operated in a manner so as to qualify as a REIT under the Internal Revenue Code and we intend to continue to be organized and operate in such a manner. No assurance, however, can be given that we in fact have qualified or will remain qualified as a REIT.

        Alston & Bird LLP, our counsel, is of the opinion that, commencing with our taxable year ended December 31, 1999, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code and that our present and proposed method of operation will permit us to continue to so qualify. Our counsel's opinion is based on various assumptions and is conditioned upon numerous representations made by us as to factual matters, including representations regarding the nature of our assets and the future conduct of our business. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis the annual operating results, asset ownership tests, distribution requirements, diversity of stock ownership and the various other qualification tests imposed by the Internal Revenue Code described in the accompanying prospectus, the result of which will not be reviewed by Alston & Bird LLP. Therefore, no assurance can be given that the actual results of our operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT.

Redemption of Series J Preferred Shares and Depositary Shares

        A redemption of Series J Preferred Shares, and a consequent redemption of the depositary shares representing such Series J Preferred Shares, will be treated under Section 302 of the Internal Revenue Code as a distribution taxable as a dividend (to the extent of our current and accumulated earnings and profits) at ordinary income tax rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Internal Revenue Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange within the meaning of Section 302(b) of the Internal Revenue Code, rather than as a dividend, if it:

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  is "substantially disproportionate" with respect to the holder;

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  results in a "complete termination" of the holder's share interest in us; or

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  is "not essentially equivalent to a dividend" with respect to the holder.

        In determining whether any of these tests have been met, depositary shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as depositary shares actually owned by the holder, must generally be taken into account. If a particular holder of depositary shares owns (actually or constructively) no shares of our common stock, or an insubstantial percentage of the outstanding shares of our common stock, a redemption of depositary shares of that holder is likely to qualify for sale or exchange treatment because the redemption would not be "essentially equivalent to a dividend." However, because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code will be satisfied with respect to any particular holder of depositary shares depends upon the facts and circumstances at the time that the determination must be made, prospective holders of depositary shares are advised to consult their own tax advisors to determine such tax treatment.

        If a redemption of depositary shares is not treated as a distribution taxable as a dividend to a particular holder, it will be treated as to that holder as a taxable sale or exchange. As a result, such holder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the depositary shares for tax purposes. Such gain or loss will be capital gain or loss if the depositary shares have been held as a capital asset, and will be long-term gain or loss if such depositary shares have been held for more than one year.

        If a redemption of depositary shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed depositary shares for tax purposes will be transferred to the holder's remaining shares of our capital stock. If the holder owns no other shares of our capital stock, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely. None of these dividend distributions will be eligible for the dividends received deduction for corporate shareholders.

New Tax Legislation

        On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This new tax legislation reduces the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 6, 2003 through December 31, 2008) and for dividends generally to 15% (for tax years from 2003 through 2008). Absent enactment of legislation extending application of the 15% rates, the maximum tax rate for U.S. individual taxpayers on long-term capital gains will return to 20% in 2009, and the maximum rate on dividends for U.S. individual taxpayers will move to 35% in 2009 and 39.6% in 2011. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, our dividends will generally not be eligible for the new 15% tax rate on dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

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  long-term capital gains, if any, recognized on the disposition of the depositary shares;

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  distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions would continue to be subject to a 25% tax rate);

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  dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

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  dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

        REITs are tax-advantaged relative to regular C corporations because they are not subject to corporate-level Federal income tax on income that they distribute to shareholders. The new legislation could decrease this tax advantage of a REIT relative to a regular C corporation, because under the new legislation, part or all of the dividends received by a shareholder from a regular C corporation may be subject to a reduced level of Federal income tax. It is not possible to predict what effect the new legislation may have on the value of REIT shares.

UNDERWRITING

        Subject to the terms and conditions contained in the terms agreement and related underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters named below has severally agreed to purchase from us, the respective number of depositary shares set forth after its name below. The obligations of the underwriters are subject to certain conditions. The underwriters must purchase all of the shares if they purchase any.

Underwriter	Number of Depositary Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	800,000
Morgan Stanley & Co. Incorporated	800,000
A.G. Edwards & Sons, Inc.	800,000
Deutsche Bank Securities Inc.	800,000
Wachovia Capital Markets, LLC	800,000

Total	4,000,000

        The underwriters have advised us that they propose initially to offer the depositary shares to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of $.50 per share. The underwriters may allow, and such dealers may reallow, a discount not in excess of $.45 to certain other dealers. After the offering, the public offering price, concession and discounts may be changed.

        We have granted an option to the underwriters, exercisable during the 30-day period after the date of this prospectus supplement, to purchase up to an aggregate of 600,000 additional depositary shares at the price to the public set forth on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option only to cover over-allotments, if any. If the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the additional depositary shares which the number of depositary shares to be purchased by it shown in the foregoing table bears to the depositary shares offered by this prospectus supplement.

        The following table shows the per share and total public offering price, underwriting discount and proceeds, before expenses, to us. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 600,000 additional depositary shares.

	Per Depositary Share	Without Option	With Option
Public offering price	$25.00	$100,000,000	$115,000,000
Underwriting discount	$.7875	$3,150,000	$3,622,500
Proceeds, before expenses, to us	$24.2125	$96,850,000	$111,377,500

        We expect to incur expenses of approximately $150,000 in connection with this offering.

        Until the distribution of the depositary shares is completed, certain rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase depositary shares. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the depositary shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the depositary shares.

        If the underwriters create a short position in the depositary shares in connection with this offering (i.e., if they sell more depositary shares than are set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing shares in the open market.

The underwriters may also elect to reduce any short position through the exercise of all or part of the over-allotment option described above.

        In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the depositary shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

        We intend to file an application to list the depositary shares on the New York Stock Exchange. If the application is approved, trading of the depositary shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the depositary shares. The underwriters have advised us that they intend to make a market in the depositary shares prior to the commencement of trading on the New York Stock Exchange. The underwriters will have no obligation to make a market in the depositary shares, however, and if they begin to make a market may cease market-making activities at any time.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or if indemnification is not allowed, to contribute to payments the underwriters may be required to make because of those liabilities.

        Certain of the underwriters and their affiliates from time to time provide investment banking and financial advisory services to us and have also acted as representatives of various other underwriters in connection with public offerings of our common stock, depositary shares and debt securities. In addition, affiliates of certain of the underwriters are participants in our unsecured line of credit to which a portion of the net proceeds of this offering are being applied. Accordingly, this offering is being conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

        We expect that delivery of the depositary shares will be made against payment therefore on or about the delivery date specified on the cover page of this prospectus supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares on or prior to the delivery date will be required, by virtue of the fact that the depositary shares initially will settle on or about August 25, 2003, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

LEGAL MATTERS

        The legality of the securities offered by this prospectus will be passed on for us by Alston & Bird LLP, Raleigh, North Carolina. Certain legal matters in connection with this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York. Clifford Chance US LLP also acts from time to time as counsel to us in matters unrelated to this offering.

4,000,000 Shares

Depositary Shares
Each Representing 1/10th of a 6.625% Series J
Cumulative Redeemable Preferred Share
(Par Value $0.01 Per Share)
(Liquidation Preference Equivalent to $25.00 per Depositary Share)

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.
Morgan Stanley
A.G. Edwards & Sons, Inc.
Deutsche Bank Securities
Wachovia Securities

July 24, 2003

QuickLinks

TABLE OF CONTENTS Prospectus Supplement
FORWARD-LOOKING STATEMENTS
DUKE REALTY CORPORATION
RECENT DEVELOPMENTS
USE OF PROCEEDS
RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
DESCRIPTION OF THE SERIES J PREFERRED SHARES AND DEPOSITARY SHARES
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS